EAST PERRY

Heirloom pieces that restore the body


$7.3
MILLION
BUILT FROM
SCRATCH.
MEET THE FOUNDER
(AND HER PLUSH
CO-FOUNDERS)

eastperry.com Pittsboro, NC

Highlights

1. $7.3M+ Total Revenue to Date
2. 52% Revenue Growth in 2026
3. $0 Outside capital raised, until now
4. 76,000 Customers and Followers
5. 4.9★ Average Customer Rating
6. $226 Average Order Value (June 2026)

Team

Janine Saunders Founder / CEO SPV Voting Proxy

Janine Saunders is the founder and CEO of East Perry, a seven-figure natural sheepskin home goods brand she built from the ground up in 2017 and has grown into the category leader for nervous system-focused home wellness.

John Holladay Director of Operations + Logistics

Stacee Grove Product Design & Development Director

Kathy Rosenbohm Operations & Partnerships Manager

Kinnevy Gorgonio Operations Manager and Chief of Staff

Pitch Deck


REGULATION CF INVESTOR OVERVIEW 2026


EAST PERRY
Heirloom pieces that restore the body.
$7.3M+
REVENUE
52%
2026 GROWTH
76,000
CUSTOMERS
Asheville, North Carolina
wefunder.com/eastperry

Memo


How does this work?
What is a RevShare investment?

Before we go any deeper into East Perry, let's talk about what a **RevShare** actually is, because I think this is the part that trips people up.

This raise isn't equity. You're not buying a piece of the company. You're funding East Perry's growth right now, and in exchange you get real perks plus your money back, and then some, over a seven year period.

Here's the math. Put in $250 and you get back $375 over that seven years if you're an early bird investor, or $350 if you come in later. That's a 1.5x or 1.4x return, depending on timing. On top of that, you're getting some of our best pieces along the way.

Think of it as the community funding the next chapter of East Perry, while we do the work of building a sustainable business that can keep up with demand and is structured in a healthy way for long term growth. You get real returns. We get the runway to build it right. That's the win here, for both of us.

And unlike equity which could take years for you see a return, you'll start seeing your investment payoff right away.


THE PROBLEM
Her nervous system is still running the show.
She hadn't thought about the surfaces.
THE SOLUTION
Natural Sheepskin.
No device. No app. Nothing to charge.


$7.3M+
REVENUE TO DATE
47%
YOY GROWTH IN 2026
76K
CUSTOMERS & FOLLOWERS
4.9★
AVG CUSTOMER RATING
$223
AVERAGE ORDER VALUE IN 2026

East Perry is a nervous system brand. Its products happen to live in your home.

Most wellness brands are selling things you put in your body, but they're missing the conversation around what surrounds it, what surfaces it's in contact with for eight hours, what fibers your newborn rests on, etc. East Perry is that conversation, built into a product.

We make natural sheepskin wellness goods: mattress toppers, nursery pelts, body pillows, throws, slippers. We use sheepskin because it is one of the few surfaces that actively works with the nervous system instead of against it, with people reporting a difference in their bodies within a week.

> *"In just one week, I noticed my blood pressure, breathing and heart rate slowed down, making it possible for me to fully rest and reset." — Sara W., Verified Buyer*

Why this sheepskin specifically?

Wool is a fiber, spun into yarn, and woven into fabric. Sheepskin is the full hide, with the wool fibers rooted in natural leather backing, cushioning, breathing, and regulating temperature in ways a woven textile physically cannot.

regulating temperature in ways a woven textile physically cannot.

What makes East Perry different is the tanning process. Most sheepskin on the American market is chrome-tanned using synthetic chemicals. Ours is tanned slowly using kefir and lactic acid, the same traditional process our Founder Janine found in small villages in Southern Russia, handed down through generations. This process keeps the lanolin intact: no chrome, no synthetic dye and safe for newborn skin from day one.

No competitor makes sheepskin this way at this volume. That moat was built by our founder who lived her way into the supply chain.

Why Janine built this.


Built from a way of life.
Not a pitch deck.
Janine lived with sheepskin before she ever sold it.
Seven years ago she started East Perry with $750 and a deep belief that the surfaces around us matter more than another wellness product.
Today East Perry has served 76,000+ customers while preserving direct relationships with the farms and tanning partners behind every hide.
Janine Saunders
A competitor can copy a product. They cannot copy a founder who built the supply chain around a way of life she actually lived.
- Janine, Founder of East Perry

I grew up on a country road called East Perry. My childhood was built around nature, farmers, animals, and the kind of unhurried life most people are now trying to find their way back to.

I lived in Southern Russia for seven years. I watched Eastern European families sleeping on sheepskin and raising their children on it, not as a trend but as a way of life. I placed my first child on a sheepskin and immediately noticed how naturally warm, soft, and comforting it felt against the body. It changed the way I thought about the surfaces we surround ourselves with every day. I looked at the American market and saw almost nothing. So with just $750 in the bank, I built East Perry on the conviction that this material changes how bodies feel.

> *"A competitor can copy a product. They cannot copy a founder who built the supply chain around a way of life she actually lived." — Janine Saunders, Founder and CEO*

The 2026 wellness customer is not browsing. She is solving.

She has a wearable telling her she is dysregulated. She has named her fight-or-flight. She is auditing her home one synthetic surface at a time, and East Perry is one of the answers her search keeps returning.

East Perry does not compete with Pottery Barn. It competes with Apollo, Oura, and weighted blankets, and its position against all of them is the same: no device, no app, nothing to charge, and it lasts decades.


The language has shifted.
East Perry is already there.
"Cozy"
"Grounding"
"Better sleep"
"Nervous system reset"
"Natural materials"
"Regulating"

What the people who found us are saying.


" My little granddaughter was a bit fussy and it calmed her right down. We placed her on the sheepskin and it was instant magic. "
— Cindy V., Verified Buyer


" I am unable to express how much I love my East Perry sheepskin bedcover. I have arthritis in both hips... Since I've been sleeping on my sheepskin, my pain level has decreased significantly and I am sleeping much better. The change has been simply amazing. "


— A.O., Verified Buyer


0:00

The engine is already running.

East Perry has never taken outside investor capital. Every dollar of the $7.3M in lifetime revenue came from people who found the product, felt the difference, and came back for more. Paid acquisition has supported that growth, but it has never been the engine behind it.


100%
OF PRODUCTS ETHICALLY SOURCED & MADE
30%
OF CUSTOMERS ARE REPEAT BUYERS
74%
OF ORDERS SHIP IN 2 WEEKS
+437%
TOP SKU GROWTH YEAR OVER YEAR

Our forward-looking growth plan has five levers: conversion rate optimization tripling CVR from 0.43% to 1.40%+ on existing traffic, email and retention compounding revenue from the existing base without new ad spend, 2-3 new hero SKUs per year opening new buyer occasions, marketing efficiency improvements, and operational readiness, including a COO hire and freight discipline. Revenue is growing from $2.55M in 2025 to a projected $3.26M in 2026, $5.5M in 2027, and $10M by the end of 2028 (not guaranteed).

Profitability scales alongside it, deliberately. Our gross margin sits at 43.5% year to date, with a milestone-based path to 50% at $7M in revenue and 52% at $10M, driven by eliminating air freight, cutting split shipments through 120-day inventory planning, and reducing return rate through product quality standards already underway.

This is not a cosmetic target. At flat 43.5% margin, scaling to $10M produces a net operating loss. At the 52% SMART goal, the same $10M produces real operating profit. Margin discipline is the lever that turns growth into a profitable business rather than a bigger one.

This capital does not fund a hypothesis, it accelerates what is already working, in a category bigger than sheepskin, with a supply chain that cannot be replicated with a purchase order. East Perry sells direct-to-consumer across five categories: wellness, baby and kids, dogs, home decor, and wear. Marlow and Clover, the character world behind the brand's IP play, already sit inside baby and kids with real sales behind them. The Better Sleep Magnesium Spray is already live in wellness, with a magnesium soak in development on a subscription model built for the same mother demographic.


0:00

The category window is open. The dominant brand has not been built yet.

The global wellness economy hit $6.8 trillion in 2024 and is forecast to reach $9.8 trillion by 2029. The nervous system reset category was named the defining wellness frontier of 2026 by the Global Wellness Summit. 59% of US consumers now say they are likely to look for microplastic-free fibers when purchasing.

East Perry is already inside this category with a product that works, a founder story that cannot be manufactured, and 76,000 customers who know what the material does.

The second chapter is bigger than it looks.


The first children's storyworld
born from a physical wellness brand.
1
Christmas 2026
picture book launch, companion plush ships.
2
2027–2028
content universe, new characters, new stories.
3
2029 & Beyond
animation, merchandise, franchise.
#1
Emotional intelligence: top children's book category 2026
28%
children's book market growth in 2025
76K
existing mothers — the built-in audience.
We're not chasing a piece of culture.
We're building the next one.

Start with what East Perry already has: 76,000 customers, most of them mothers, who trust this brand with the surfaces their children sleep on. Marlow and Clover is how that trust becomes a content universe.

A picture book with a hopeful launch Christmas 2026, built around the same nervous

system and natural world themes that already resonate with East Perry's customer. Clover the sheepskin bunny and Marlow the sheepskin dog. The companion plush ships with the book.



Marlow & Clover
BRINGING THEIR WORLD TO LIFE
Style A
Style B
Style C



MARLOW & CLOVER

A children's book is the seed. The storyworld architecture is already designed: named characters, an emotional intelligence theme, a natural world setting that extends into new stories, new characters, and new formats. The path from a beloved children's character to a screen adaptation is well-worn, and it starts exactly where East Perry is starting, with a specific, emotionally resonant character and an audience who already loves the world it came from.

> *"Miraculous Ladybug built over $1 billion in merchandise revenue on a named-character IP. It started with a story and an audience who felt something. East Perry has both of those already."*

Where the capital goes.



Every dollar has a job.
Inventory 37.5%
Paid Acquisition 15%
Operating Reserve 10.8%
Fees 10.8%
Hiring 10%
Marlow & Clover 6.7%
Loan Repayment 6.7%
Packaging 1.25%
Research 1.25%
Inventory: We're scaling responsibly by securing quality hides and ensuring products are always in stock.
Paid Acquisition: We're investing in customer acquisition that builds long-term brand strength.
Operating Reserve: We keep cash reserves to navigate growth with resilience and flexibility.

The inventory allocation solves the single largest margin leak East Perry currently carries: air freight from stockouts on hero SKUs. Sea freight is the fix, and this capital makes it permanent. The $80K loan repayment removes interest drag immediately. The paid acquisition line is gated: no ads run until $250K is raised organically.

The largest margin leak for East Perry is currently air freight from stockouts on hero SKUs. We're using this capital to pivot permanently to sea freight, while the $80k loan repayment removes interest drag, and we won't run ads until $250k is raised organically.

Use of proceeds pending final confirmation by Jeremy (Profits First) and Alice (CPA). All figures will match the filed Form C exactly.

How the investment works.

This is a revenue share, not equity. You are not buying a stake in the company. You are becoming a revenue partner with a fixed return, a clear timeline, and quarterly payments starting in 2027.



5%
OF GROSS REVENUE, PAID QUATERLY, NO GRACE PERIOD
1.5X
EARLY BIRD RETURN ON FIRST 100K INESTED
1.4X
STANDARD RETURN
7 years
TERM FROM CLOSE, BALLOON AT MATURITY

Early bird investors who come in within the first $100K get a 1.5x return. Standard investors get 1.4x. Payments begin Q1 immediately following close, no grace period. Minimum investment is $250.

Join the flock.



The Flock
$250
10% OFF . 1 YEAR
A surprise "one-of-a-kind" sheepskin in various natural colors. A fan favorite and something we rarely offer anymore. (~$180 value)
10% off all East Perry products for one year
Early bird 1.5x multiplier if invested within the first $100K




NATURE IN THE HOME

Founders Circle
$1,000
15% OFF · LIFETIME

- 15% off all East Perry products, for life
- East Perry Ivory Sheepskin shipped to your door (~$199 value)
- $100 product credit on any East Perry product
- From the Farm: twice a year for 2 years, with a card from Janine
- Vote on new East Perry products and Marlow & Clover character decisions

Inner Circle
$2,500
18% OFF · LIFETIME

- 18% off all East Perry products, for life
- East Perry Body Pillow shipped to your door (~$329 value)
- Early Reader Status: a few chapters of the Marlow & Clover book with a note from Janine, before anyone else
- Signed first-edition Marlow & Clover book at launch
- Vote on new products and character decisions



Heirloom Circle
$5,000
20% OFF · LIFETIME

- 20% off all East Perry products, for life
- Ultimate Sleep Bundle: body pillow, slippers, and bottle warmer (~$549 value)
- One pre-release prototype per year, with your feedback shaping the final product
- Annual group Zoom with Janine: updates, what's coming, behind the scenes
- Signed Marlow & Clover book at launch

East Perry Family
$10,000+
25% OFF · LIFETIME

- 25% off all East Perry products, for life
- Marlow & Clover Bundle: both plush characters, shipped to your door(~$262 value)
- One free East Perry product per year (up to $300 value) for 3 years from raise close
- East Perry Founders Gathering: an annual intimate in-person event hosted by Janine in Western North Carolina
- Annual group Zoom with Janine and fellow investors
- Private 1-on-1 call with Janine (first 20 investors only)
- Signed Marlow & Clover book at launch

Discounts are account-locked to the email registered at investment. Non-transferable, non-stackable. Physical perks ship within 60 days of raise close.

Why now.

The nervous system wellness category has no dominant brand. East Perry is positioned inside it with a product that works, a supply chain that cannot be replicated quickly, and a customer who converts on proof. The medical nursery line is up 391% year over year. The Body Pillow reached top-5 revenue in its first months with no paid campaign.

Marlow and Clover is ready to roll-out in a storyworld ecosystem. New nervous system regulating products are in the works. Investors who come in now are part of the founding chapter of a named-character IP storyworld that can only have one beginning.

East Perry is a real place.

We are based in the Asheville area of Western North Carolina, with our showroom inside Black Mountain Vintage in Black Mountain, NC. You can walk in, touch the product, and feel the difference before you read a word about lanolin or lactic acid tanning.

Invest in East Perry.

Minimum investment is $250. Early bird investors receive a 1.5x return on the first $100K raised. Every investor at every level becomes a Founding Investor.




INVEST IN EAST PERRY
Your body should have a home that works
for it. So should your investment.

— Janine, Founder, East Perry


0:00 / 1:36

Important notice

Investing in early-stage companies involves risk, including the possible loss of your entire investment. This is not a solicitation or offer. East Perry is raising funds under Regulation CF. This is a revenue share offering, and investors do not receive ownership, equity, voting rights, or a cap table position. Please review all offering documents carefully before investing. All financial figures are subject to final CPA review and will match the filed Form C exactly.